Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Progen to proceed with strategic acquisition of TBG Inc.

Melbourne, Australia, 16 October 2015. Further to the ASX announcement of 1 May 2015, Progen Pharmaceuticals Limited (Company) (ASX: PGL, OTC: PGLA) is pleased to announce that it has today signed a share sale and purchase agreement to acquire 100% of the issued capital in TBG Inc (TBG) from Medigen Biotechnology Corporation (Medigen) (the TBG Acquisition).

About TBG

TBG is a biotechnology company focused on the global molecular diagnostic industry and is involved in the development, manufacture and marketing of nucleic acid test kits and associated services.

TBG was founded by Medigen in 2006 and is incorporated in the Cayman Islands. TBG has three wholly owned subsidiaries: Texas Biogene, Inc., TBG Biotechnology Corp. and TBG Biotechnology Xiamen Inc., which are based in the US, Taiwan and China respectively.

Above is a diagram of the corporate ownership structure of TBG Group

TBG has R&D, manufacturing and sales operations and is one of the leading providers of quality Human Leukocyte Antigen (HLA) Typing Kits for immune matching of bone marrow, cord blood and solid organ transplants.

Material terms of TBG Acquisition

The Company and Medigen have signed a share sale and purchase agreement (SSPA), the material terms of which are as follows:

1.1	Acquisition

The Company will acquire 100% of the issued share capital of TBG from Medigen for the consideration set out in section 1.3 below.

1.2	Conditions Precedent

Completion of the TBG Acquisition is subject to the being satisfaction or waiver by the parties of the following outstanding conditions precedent:

(a)

the Company obtaining all necessary Shareholder approvals pursuant to the ASX Listing Rules, Corporations Act or any other law to allow the Company to complete the matters contemplated by the TBG Acquisition including, without limitation, for the issue of the consideration specified in item 1.3 below;

(b)

the Company obtaining all necessary regulatory approvals pursuant to the ASX Listing Rules, Corporations Act or any other law required to allow the parties to lawfully complete the matters set out in the SSPA;

(c)	the Company completing a raising under a prospectus of not less than $10 million (up to a maximum of $14.5 million) at $0.21 per Share;

(d)	ASX conditionally confirming that it will re-admit the Company to the Official List; and

(e)	to the extent required by the ASX or the ASX Listing Rules, Medigen entering into a restriction agreement with the Company in relation to the Consideration Shares.

If the conditions are not satisfied (or waived) (or become incapable of being satisfied and are not waived) on or before 5.00pm AEST on 30 November 2015 (or such other date as the parties approve in writing), then either the Company or Medigen may terminate the SSPA by written notice to the other party.

1.3	Consideration

The Company will issue 101,722,974 new ordinary shares to Medigen in consideration of its acquisition of 100% of the issued share capital of TBG.

1.4	Board of Directors

The SSPA contemplates that changes will occur to the Board of Directors following Completion.

It is contemplated that Dr Stanley Chang (Non-Executive Director) and Mr Eugene Cheng (to be appointed CEO and Managing Director) and Ms Emily Lee (independent Non-Executive Director) will join Mr Jitto Arulampalam as Directors following Completion.

Dr Stanley Chang is current the Chairman of both Medigen and TBG and holds an MD degree from National Taiwan University College of Medicine and a Ph.D. degree in Laser Medicine from the University College London of London University, UK. Previously a Professor of Urology and Chairman of Faculty of Medicine at Tzu-Chi Medical College, Taiwan, Dr Cheng started his career in biotech in 2000.

Mr Eugene Cheng is currently President of Medigen and CEO of TBG and has held several executive positions throughout his career including at Acer, one of the world's leading PC brands. As VP and General Manager of the OEM Business Division, he was responsible for more than 50% of the company's sales.

Ms Emily Lee is the current Managing Director of ASX listed company Lanka Graphite Limited (ASX:LGR) and of Mercer Capital. Ms Lee is a Melbourne based businesswoman with a substantial track record of success in cross border transactions within the corporate and government sectors in Australia and Asia.

Dr Hongjen Cheng and Dr Christopher Harvey will resign as directors subject to Completion.

1.5	Warranties

The parties have provided standard warranties to each other as would be expected in respect to a transaction of this nature.

Listing Rule re-compliance

The Company has formed the view that the TBG Acquisition will result in a significant change to the nature and scale of the Company’s activities and as such will require Shareholder approval under ASX Listing Rule 11.1.2 and will also require the Company to re-comply with Chapters 1 and 2 of the ASX Listing Rules (as envisaged by ASX Listing Rule 11.1.3).

Independent Expert’s Report

Medigen currently has a 19.7% interest in the Company. If shareholders approve the TBG Acquisition it will result in Medigen’s interest in the Company increasing to between 49.8% and 55%, depending on the final amount of funds raised under the Capital Raising.

Furthermore, as the TBG Acquisition qualifies as the acquisition of a substantial asset from a related party (see above), the Company is required to obtain an independent expert’s report for the purposes of satisfying the requirements of section 611 of the Corporations Act and ASX Listing Rule 10.1.

The Company has engaged William Buck Corporate Advisory Services (NSW) Pty Ltd) to prepare an independent expert’s report to be included in the Notice of General Meeting.

Capital Raising

Subject to shareholder approval, the Company proposed to undertake a capital raising at a minimum of $0.21 per share to raise a minimum of $10 million and a maximum of $14.5 million (Capital Raising). The Capital Raising is to be completed under a prospectus.

Indicative Timetable*

The indicative timetable for completion of the transaction and, subject to the views of ASX, the Company’s re-compliance with the ASX Listing Rules is outlined below:

Event	Date
Lodgement of Notice of AGM and GM with ASX	16 October 2015
Lodgement of Notice with ASIC#	22 October 2015
Dispatch Notice of AGM and GM	30 October 2015
Lodge Prospectus with ASIC and ASX	6 November 2015
Offer under Prospectus opens	16 November 2015
Offer under Prospectus closes	27 November 2015
AGM and GM held Shares in Company suspended from trading	30 November 2015
Completion of TBG Acquisition	30 November 2015
Dispatch of holding statements to Shareholders	4 December 2015
Expected date for re-quotation of shares on ASX	10 December 2015

* Please note that this timetable is indicative only and the directors of the Company reserve the right to amend the timetable as required.

#    The Company will apply to ASIC for a shortened period for document lodgement in accordance with section 218(3) of the Corporations Act.

Indicative capital structure

The following table shows the Company’s capital structure following completion of the Capital Raising:

Details	$10 million raised	$14.5 million raised
Existing Shares	55,285,315	55,285,315
New shares issued to Medigen	101,722,974	101,722,974
New shares issued under Capital Raising	47,619,048	69,047,619
Total Shares on issue at listing	204,627,337	226,055,908

Next Steps

The Company will today lodge with ASX a dual Notice of Annual General Meeting and Notice of General Meeting, the purpose of the later to put all resolutions relevant to the TBG Acquisition to Shareholders.

Once the Notice of Meeting has been approved by ASX, it will be lodged with ASIC for review in accordance with Regulatory Guide 76. The Company also intends to apply for a shortened period of review of the Notice of Meeting.

Following dispatch of the Notice of Meetings, the Company will finalise and lodge with ASIC a Prospectus.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

 This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.